Vast and GGS Energy Partner to Bring CSP-Powered Green Methanol and SAF to the U.S.

Houston, United States, October 29, 2024 – Vast Renewables Limited (“Vast”) (Nasdaq: VSTE), a renewable energy company specialising in concentrated solar thermal power (CSP) systems that generate zero-carbon, utility-scale electricity and industrial process heat, today announced it has signed a development services agreement with GGS Energy LLC (“GGS Energy”), a leading energy transition development company with deep project development experience, to pursue a commercial-scale synthetic fuels project in the Southwest United States (Project Bravo).

Project Bravo, Vast’s first deployment in the U.S., will see Vast’s CSP v3.0 technology used to generate carbon free heat and electricity to power a co-located refinery that will produce green methanol and/or electrically powered sustainable aviation fuel (e-SAF). The project is expected to be located in the Southwest United States.

Methanol is one of the most versatile hydrogen derivatives which, if produced using clean energy, has the potential to decarbonise shipping and aviation fuels. Using CSP can potentially reduce green fuel production costs by up to 40 percent according to a recent report by engineering group Fichtner. Furthermore, e-SAF will be critical to reducing emissions from the aviation industry over the coming decades. Given these and other strong demand trends, the parties expect to attract high-quality, long-term offtake contracts from global strategic partners.

Project Bravo will build on Solar Methanol 1 (SM1), the CSP-powered green methanol reference plant to be located in Australia at the Port Augusta Green Energy Hub, that Vast is co-developing with global energy company Mabanaft. SM1 will be supplied with baseload renewable heat from Vast’s co-located 30 MW / 288 MWh CSP plant, and it will have the capacity to produce 7,500 tonnes of green methanol each year.

Vast has been undertaking early-stage development activities for Project Bravo, including initial design, site selection and feasibility assessments, to create a viable project ready for the next phase of development in collaboration with GGS Energy. The project has a development target of 550MWh of CSP generation, with further details to be released as development activities unfold.

The development services agreement sets out how Vast will advance Project Bravo with GGS Energy, a subsidiary of Glacier Global Partners that was formed in 2020 as an energy transition company focused on developing utility-scale renewable energy. The project’s success could unlock the mass production of green fuels from synthetic feedstocks in the US and catalyse a pipeline of future projects.

Craig Wood, CEO of Vast, said, “CSP has the potential to unlock low-cost green fuel production in the U.S., and it can play a significant role in helping decarbonise shipping and aviation. We are delighted to have GGS Energy as a development partner to advance our plans in the U.S., which is a key market for Vast’s technology.”

Tommy Soriero from GGS Energy said, “GGS Energy is excited to partner with Vast and work to develop Project Bravo. This collaboration marks a significant step toward a sustainable future, harnessing advanced technology to produce low-cost green fuels. We are eager to combine our expertise and resources to ensure the success and impact of future innovative projects starting with Project Bravo.”

About Vast

Vast is a renewable energy company that has developed CSP systems to generate, store and dispatch carbon free, utility-scale electricity and industrial heat, and to unlock the production of green fuels. Vast’s CSP v3.0 approach to CSP utilises a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products.

Visit www.vast.energy for more information.

About GGS Energy LLC
GGS Energy was formed in 2020 as an energy infrastructure company focusing on developments of utility-scale energy transition projects. The GGS team has an extensive infrastructure development experience in the U.S. and internationally utilizing multiple technologies including utility scale CSP, coal-to-liquids projects, PV solar, Wind, BESS, and many more.

Contacts:

Vast

For Investors:
Caldwell Bailey
ICR, Inc.
VastIR@icrinc.com

For Australian media:
Nick Albrow
Wilkinson Butler
nick@wilkinsonbutler.com

For US Media:
Matt Dallas
ICR, Inc.
VastPR@icrinc.com

Forward Looking Statements
The information included herein and in any oral statements made in connection herewith include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding Project Bravo, Vast's future financial performance, Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "project," "should," "will," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Vast management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; Vast's ability to obtain financing on commercially acceptable terms or at all; Vast’s ability to manage growth; Vast's ability to execute its business plan, including the completion of the Port Augusta project (including SM1) and Project Bravo, at all or in a timely manner and meet its projections; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast, including in relation to Vast's recent business combination; the inability to recognize the anticipated benefits of Vast's recent business combination; costs related to that business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast's products and services. Additional risks are set forth in the section titled "Risk Factors" in the Annual Report on Form 20-F for the year ended June 30, 2024, dated September 9, 2024, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast's expectations can be found in Vast's periodic filings with the SEC. Vast's SEC filings are available publicly on the SEC's website at www.sec.gov